Filed by Guidant Corporation pursuant to Rule 425 under the
                Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                           Subject Company: Guidant Corporation
                             Subject Company's Exchange Act File No.: 001-13388

         In connection with the proposed merger between Guidant Corporation and Johnson & Johnson, Guidant and Johnson & Johnson will file with the SEC a post-effective amendment to their prospectus/proxy statement. This material is not a substitute for the revised prospectus/proxy statement. Investors are urged to read the revised prospectus/proxy statement which will contain important information, including detailed risk factors, when it becomes available. The revised prospectus/proxy statement and other documents filed by Johnson & Johnson and Guidant with the Securities and Exchange Commission will be available free of charge at the SEC's website, www.sec.gov, or by directing a request when such a filing is made to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request when such a filing is made to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention: Investor Relations.

         Guidant Corporation, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Guidant and their ownership of Guidant stock is set forth in Guidant's recent filing on Form 10-K. Investors may obtain additional information regarding the interests of such participants by reading the revised prospectus/proxy statement when it becomes available.

         The following is a transcript from a joint webcast by Johnson & Johnson and Guidant Corporation.

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


November 15, 2005 @ 8:30 EST

Transcript: Johnson & Johnson And Guidant Announce Revised Agreement Valued At $19 Billion Based On $63.08 Per Share

Louise Mehrotra, Vice President, Investor Relations, Johnson & Johnson:

Good morning and welcome. I'm Louise Mehrotra, Vice President of Investor Relations for Johnson & Johnson. We've scheduled this morning's call to review with you the revised definitive agreement announced this morning whereby Johnson & Johnson has agreed to acquire Guidant. Bill Weldon, Chairman of the Board and Chief Executive Officer of Johnson & Johnson, and Jim Cornelius, Chairman of the Board of Guidant Corporation will provide some opening remarks.

Joining me live on the call this morning are Bob Darretta, Vice Chairman of Johnson & Johnson and Chief Financial Officer and Nick Valeriani, Worldwide Chairman, Cardiovascular Devices and Diagnostics, and member of the Executive Committee.

Let me first outline the agenda for this morning's call. I'll begin with a brief overview of the structure of the revised transaction. Next, Bill Weldon will reiterate for you our strategy for adding Guidant to the Johnson & Johnson family of companies. Jim Cornelius will then provide his thoughts on the revised transaction. Following Jim, Nick Valeriani will bring us up to date on the integration efforts to date.

Bob Darretta will wrap up the formal remarks by providing more details on the financial aspects of the agreement as well as guidance related to the financial impact of this transaction.

After formal remarks are concluded, we will open the call to your questions regarding this transaction. We expect the call, including Q&A, to end at approximately 9:15.

Last item before we proceed: our law department has asked that I remind you that some of the statements made during this call may be considered "forward looking statements". The 10-K for the fiscal year 2004 identifies certain factors that could cause the Company's actual results to differ materially from those projected in any forward looking statements made during this call. The 10-K and subsequent filings are available through the company or on-line.

To the subject at hand...
The revised agreement announced this morning is a cash and stock exchange valued at $19 billion, net of estimated cash on hand at the time of the closing. The approximately 340 million fully diluted Guidant shares outstanding will be converted on a per share basis to $33.25 in cash and .493 Johnson & Johnson stock. Based on the closing price Johnson & Johnson stock as of November 14, 2005, each Guidant share is valued at $63.08. The boards of directors of Johnson & Johnson and Guidant have given their approval to the revised terms of the agreement. The agreement has received conditional approval of the Federal Trade Commission, as well as, necessary regulatory approval in markets outside the United States. The revised agreement will require the approval of Guidant's shareholders.

It's now my pleasure to introduce Bill Weldon who will share with you his perspective on this important strategic event.
Bill...

William C. Weldon, Chairman, Board of Directors and Chief Executive Officer, Johnson & Johnson:

Thanks Louise. And thank you all for joining us today for our discussion. When we first announced our intention to acquire Guidant Corporation last December, I characterized this as a unique opportunity for two exceptional companies with strong technological capabilities and outstanding employees to build the world's strongest cardiovascular device business.

Our announcement today acknowledges that while the terms of the agreement have changed, our companies remain committed to the goal of building an extraordinary cardiovascular business. The combination of talent from Guidant and our Cordis businesses gives us the ability to deliver better medical options sooner to many millions of patients suffering from cardiovascular disease.

Cardiovascular disease is the world's leading killer of both men and women. As the broadest based health care company in the world, Johnson & Johnson can draw on that strength to build a leadership position in this fast growing segment of health care.

Guidant will strengthen our position in cardiovascular care and provide us access to areas where we think we can make a real difference.

The combination with Guidant will help us address more aspects of cardiovascular disease than ever before - bringing new capabilities in cardiac rhythm management for the treatment of heart failure and arrhythmias; and bringing complementary skills in coronary stenting for the treatment of coronary artery disease. Looking ahead, device teams collaborating with our pharmaceutical and diagnostics teams can make significant advances in cardiovascular therapy.

Over the past few months, we have carefully considered the issues surrounding the cardiac rhythm management category and the issues specific to Guidant. We are mindful of our responsibility to our physician customers and the patients they treat, and we move forward now with this agreement confident that we can better fulfill that responsibility by bringing Guidant into the Johnson & Johnson family of companies. The technologies developed by Guidant save lives and restore the quality of life for millions of people around the world. And we have come to know the people we have worked with at Guidant to be responsible, capable and driven to provide the highest standard of patient care. We look forward to the day when together we can deliver even more meaningful solutions to fight this global disease.

Before I introduce Jim Cornelius, I want to acknowledge the effort that hundreds of people in both our organizations have been making for many months. Our employees have come to know each other well, and we have developed a deep mutual respect for the talents, dedication and patient focus we share. As important decisions were made over the past few weeks, it was important and productive that we kept sight of this appreciation for each others' cultures, businesses and focus.

Now, let me turn it over to Jim Cornelius.

James Cornelius, Chairman and Chief Executive Officer, Guidant Corporation

Thanks, Bill. On behalf of Guidant Corporation, let me echo your words of acknowledgement to the many employees who have worked on the transition over these months. In particular, I want to thank our CEO, Ron Dollens, for his outstanding efforts not only on behalf of our company but for his vision in identifying the opportunity that a merger with Johnson & Johnson could represent for Guidant. Ron had postponed his planned retirement to facilitate transition planning. With this agreement, acknowledging that a strong foundation is in place, Ron has decided to retire now, and I will be assuming responsibility as chief executive officer during the remainder of the transition.

Last December, Ron conveyed our management team's enthusiasm for the merger agreement our companies had reached. And while today that agreement has changed financially, the fundamental premise on which it was based is as strong today as it was then. The fact is that this agreement makes sense for Guidant shareholders and employees. It appropriately reflects the business challenges we have experienced during this period. We remain confident about Guidant's capabilities to rebuild CRM market share. Still, that rebuilding will require time, resolve and resources. The union with Johnson & Johnson will allow us to address these issues and do more for patients with cardiovascular disease than ever before.

Guidant continues to bring outstanding product development capabilities, superior clinical science and sharp customer focus to the deal. Johnson & Johnson continues to represent leadership in creating and growing new markets. Our shareholders need look no further than Johnson & Johnson's leadership positions in drug-eluting stents around the world for evidence of that fact.

Over the past year, I have become more convinced than ever, that this is a strategic opportunity that will propel our companies to leadership in the cardiovascular space in a way that neither could have achieved independently. Hundreds of people in our company and their counterparts in Johnson & Johnson and its Cordis businesses have been working on the plans that will enable the combined companies to realize that opportunity. I look forward to leading this next phase in our business evolution.

I would like to turn the floor over to Nick Valeriani of Johnson & Johnson, who has led the combined integration planning efforts so capably over the past year.

Nick.....

Nick Valeriani, Worldwide Chairman, Cardiovascular Devices & Diagnostics, Johnson & Johnson

Thanks, Jim. It's really been my pleasure to lead the integration planning effort and to work with so many talented associates from our respective companies. The opportunities they have identified reinforce what we envisioned when we first announced this merger late last year - that collectively, Johnson & Johnson and Guidant could build an enterprise more capable than any other in fighting cardiovascular disease worldwide. From coronary artery and peripheral vascular disease to chronic total occlusion to cardiac arrhythmias, our companies will have the unparalleled capacity to make a difference in the cardiovascular space.

The decision by the Federal Trade Commission to conditionally approve the acquisition with limited divestitures was gratifying. We can satisfy the competitive concerns of the FTC and still build the world's most comprehensive cardiovascular device business focused on addressing important unmet clinical needs.

Since we first announced our merger intentions, hundreds of Cordis and Guidant employees have had the opportunity to work together in planning a new organization. Throughout the course of this work, we have come to know and appreciate each others' capabilities, and the strengths of our respective organizations. We have created a shared aspiration to defeat cardiovascular disease for the benefit of patients around the world, and we are excited about the business we are building that will let us get to that important work with our physician partners.

Several months ago, we named a leadership team comprising senior managers from the Cordis and Guidant organizations. On behalf of that leadership team, I want to acknowledge the people who have worked so diligently on integration planning efforts. We have been successful in retaining the extraordinary talent in both organizations, evidence of the optimism our organizations continue to feel about our collective future.

We are no longer anonymous faces to each other, but colleagues joined in an effort to fulfill the potential of a union that offers enormous promise to people with cardiovascular disease and the physicians who treat them. We are eager to bring this to fruition and begin to realize that vision under the banner of Guidant, by which our collective cardiovascular device business will be known.

Now, I'll turn the call over to Bob Darretta. Bob....

Bob Darretta, Vice Chairman and Chief Financial Officer, Johnson & Johnson

Thank you Nick and good morning ladies and gentlemen.

I'd now like to take a few moments to dimensionalize several of the business performance benefits that will occur with the combination of our two companies.

As you have heard our Chairman and CEO Bill Weldon describe many times in the past, Johnson & Johnson's broad base of businesses has been a very important factor in our long standing track record of consistent revenue growth.

Clearly the addition of Guidant to the Johnson & Johnson Family of Companies adds to our breadth and improves the balance of our businesses. For example, in 2006, assuming for a moment that we close the transaction in early January, we would anticipate that the MD&D segment will represent more than 40% of the Corporation's sales and in fact will become the largest of our three business segments.

From an operating profit perspective, many of you are aware of our efforts over the past several years to achieve an improved distribution of operating profit by business segment. We have been making considerable progress and the addition of Guidant will further our progress in this area. By way of illustration, just four short years ago in the 4th quarter of 2001 our pharmaceutical segment contributed nearly two-thirds of our operating profit. As we now look out to 2006, again based on an early January closing for illustrative purposes, we anticipate that our increasingly stronger MD&D and Consumer businesses will contribute nearly 55% of the Corporation's operating profits. This is great progress and represents a much more balanced distribution of operating profits between our business segments.

In the past you have often heard Bill Weldon emphasize how important having leadership positions in the faster growing parts of the health care industry has been to our historical success.

Once again, the addition of Guidant will further strengthen this dimension of our business. It's importance is vividly demonstrated by the impact on our go-forward growth rates, for example over the '06 through '08 period Guidant will add approximately 3% to our average annual growth rate with approximately 70 basis points of this increase coming from the strong on-going growth that we expect the Guidant business to achieve for many years to come.

From an earnings standpoint the transaction will of course initially be dilutive to Johnson & Johnson's earnings per share. However, after the first year, the on-going impact will be additive to our overall rate of earnings growth.

Let me be somewhat more specific about the impact on earnings. Assuming for a moment a January 1 close and excluding the related non-cash charges, I will comment further on these items in just a moment, we estimate that the '06 dilution to earnings will be between $.08 and $.11 per share depending upon both the timing and the investment required to continue to rebuild market share in the CRM business.

Once again excluding the related non-cash charges we would expect the transaction to be modestly dilutive to '07 earnings per share and strongly accretive thereafter. With regard to GAAP earnings, you should allow for $.16 per share of non-cash charges for full year '06 and $.15 per share thereafter. The $.15 per share effect is of course at this stage only an estimate, which will be refined in conjunction with the independent fair valuation of the assets acquired that will occur next year.

One final point of clarification, the previously provided estimates do not include costs associated with the on-going litigation stemming from recent product recalls.

That concludes my prepared remarks. I'd now like to turn the call back to Louise.

In closing, let me once again state how pleased we are to have reached this agreement. We firmly believe that the combination of our companies will be in the best interests of patients around the world, as well as in the best interests of our shareholders. We look forward to officially welcoming the men and women of Guidant to the Johnson & Johnson Family of Companies early next year and we look forward to supporting them as they work with the people of Cordis toward their shared vision of defeating cardiovascular disease.

Thank you for your time and interest.  Have a good day.


         This webcast script is not a substitute for the revised prospectus/proxy statement. Investors are urged to read the revised prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available. The revised prospectus/proxy statement and other documents which will be filed by Johnson & Johnson and Guidant with the Securities and Exchange Commission will be available free of charge at the SEC's website, www.sec.gov, or by directing a request when such a filing is made to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request when such a filing is made to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention: Investor Relations.

Guidant Corporation, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Guidant and their ownership of Guidant stock is set forth in Guidant's most recent filing on Form 10-K. Investors may obtain additional information regarding the interests of such participants by reading the revised prospectus/proxy statement when it becomes available.